Registration Statement No. 333-216214

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

Dated March 2, 2017

(To Prospectus dated February 24, 2017)

Physicians Realty L.P.

Fully and unconditionally guaranteed by

Physicians Realty Trust

$400,000,000 4.300% Senior Notes due 2027

Issuer:	Physicians Realty L.P. (the “Operating Partnership”)

Guarantor:	Physicians Realty Trust

Aggregate Principal Amount:	$400,000,000

Expected Ratings* (Moody’s/S&P):	Baa3/BBB-

Trade Date:	March 2, 2017

Settlement Date:	March 7, 2017 (T+3)

Final Maturity Date:	March 15, 2027

Public Offering Price:	99.677%

Yield to Maturity:	4.340%

Coupon:	4.300%

Benchmark Treasury:	UST 2.250% due February 15, 2027

Benchmark Treasury Price / Yield:	97-28+ / 2.490%

Spread to Benchmark Treasury:	T+185 bps

Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2017

Record Dates:	March 1 and September 1 of each year

CUSIP / ISIN:	71951Q AA0 / US71951QAA04

Optional Redemption:

The Operating Partnership may, at its option, redeem the notes, in whole at any time or in part from time to time, in each case prior to December 15, 2026 (three months prior to the stated maturity date of the notes), for cash, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of, and interest on the notes to be redeemed, exclusive of unpaid interest, if any, accrued to, but not including, the redemption date, that would be due after the related redemption date but for such redemption, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 30 basis points, plus, in each case unpaid interest, if any, accrued to, but not including, such redemption date.

At any time on or after December 15, 2026 (three months prior to the stated maturity date of the notes), the Operating Partnership may, at its option, redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the related redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Credit Agricole Securities (USA) Inc. Jefferies LLC

Co-Managers:

BMO Capital Markets Corp.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC
Samuel A. Ramirez & Company, Inc.
Stifel, Nicolaus & Company, Incorporated

*           Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Physicians Realty Trust and the Operating Partnership have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Physicians Realty Trust and the Operating Partnership have filed with the SEC, including the prospectus supplement, for more complete information about Physicians Realty Trust, the Operating Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Physicians Realty Trust, the Operating Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Credit Agricole Securities (USA) Inc. at (866) 807-6030 or Jefferies LLC at (877) 877-0696.